Exhibit 1 (3)(c)

                             SCHEDULE OF COMMISSIONS

Subject to the terms and conditions of the Selling Agreement, you shall be compensated according to the following schedule of the policy forms shown. The payment of commissions is subject to the rules and practices of Lincoln Benefit Life Company ("LBL or COMPANY"). By submission of an application or the acceptance of commission, you agree to be bound by the provisions of this schedule.

The registered representative may elect to receive commissions pursuant to either Option A, B, or C as described below, with the exception of Investor's Select VUL. The broker/dealer only may select Option A or B on Investor's Select VUL for all registered representatives.

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Plan Name                                     Plan #      % Of Premium       Trail Commissions
----------------------------------------------------------------------------------------
Consultant SL                               VUL-9900
  Option A-First Year Target Premium                            95                    -
      First Year Excess and Renewal
      Years 2-5
                  Issue Ages:  0-59                              3                    -
                                60+                              2                    -
      Trail Commission (Years 6+)                                                   .25


  Option B-First Year Target Premium                             80
      First Year Excess and Renewal
      Years 2-5
                  Issue Ages:  0-59                              2
                                60+                              1

      Trail Commission  (Years 2-14)                                                .60
                         (Years 15+)                                                .25
----------------------------------------------------------------------------------------


                             VARIABLE UNIVERSAL LIFE

(a) All premium paid into the policy during the first 12 months will be credited to the first year target premium until the full first year target premium has been paid. Any excess first year premium and all renewal premium will be commissioned as stated in the table.

(b) If a term plan is exchanged for a variable universal life policy, full first year commissions will be paid on the premium actually paid by the policy owner. No commission will be payable on premiums which are paid by applying a premium exchange allowance.

(c) No first year commission will be paid on any additional target premium resulting from a temporary substandard extra premium.

(d) Renewal commissions will not be paid on premiums paid under a continuation of premium rider.

(e) If the withdrawal charges are waived by the COMPANY when an existing policy value is rolled over to a new policy, commissions on the new policy will be reduced in accordance with the COMPANY'S published rules.

(f) The Primary Insured Term Riders ("Prime Term Rider") for Investor's Select VUL and Consultant VUL do not increase target premium for these plans.
     Premium paid in the first year toward the Prime Term Rider "safety net" will be commissioned at the excess/renewal rate.

(g)  For Consultant SL:

     1. Under Option A and B, the trail commission will be paid quarterly at a rate of .0625% for Option A, and .15% (Years 2-14) and .0625% (Years 15+) for Option B, respectively, of the net policy value for all Policies at least 15 months old. If neither Option A nor B is elected by the registered representative, compensation at all levels will be paid under Option A.

     2. An increase in face amount after issue will result in an increase in target premium based on insured's attained age at time of increase.

     3.   "Issue Age" refers to the youngest of the two primary insureds.